As filed with the Securities and Exchange Commission on April 12, 2000

                                                      File No. 70-9537

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM U-1
                 -----------------------------------------

                        AMENDMENT NO. 4 TO FORM U-1
                          APPLICATION/DECLARATION
                                   UNDER
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ----------------------------------------------------

 National Grid USA                        Eastern Utilities Associates
 Massachusetts Electric Company           Blackstone Valley Electric Company
 Granite State Electric Company           Eastern Edison Company
 The Narragansett Electric Company        Montaup Electric Company
 Nantucket Electric Company               Newport Electric Corporation
 New England Power Company                 750 West Center Street New
 England Hydro-Transmission Corporation    West Bridgewater, MA 02379 New
 England Hydro-Transmission Electric
    Company
 New England Electric Transmission Corporation
 Research Drive LLC
 New England Power Service Company
 New England Energy Incorporated
   25 Research Drive
   Westborough, MA  01582

 National Grid Group plc
 National Grid (US) Holdings Limited
 National Grid (US) Investments
   National Grid House
   Kirby Corner Road
   Coventry CV4 8JY
   United Kingdom

 National Grid (Ireland) 1 Limited
 National Grid (Ireland) 2 Limited
   8-10 rue Mathias Hardt
   BP39, L 2010
   Luxembourg

 National Grid General Partnership
   10th Floor
   Oliver Building
   2 Oliver Street
   Boston, MA 02109

   (Name of companies and top registered holding company parents filing this statement and addresses of principal executive offices)
     ------------------------------------------------------------------

 Michael E. Jesanis                         Donald G. Pardus
 Kirk L. Ramsauer                           Clifford J. Hebert, Jr.
 National Grid USA                          Eastern Utilities Associates
 25 Research Drive                          750 West Center Street
 Westborough, MA  01582                     West Bridgewater, MA 02379

             (Name and addresses of agents for service)
                 ----------------------------------

          The Commission also is requested to send copies of any communications in connection with this matter to:

Clifford M. Naeve, Esq.                     Arthur I. Anderson, P.C.
Judith A. Center, Esq.                      David A. Fazzone, P.C.
W. Mason Emnett, Esq.                       Amy J. Gould, Esq.
William C. Weeden                           McDermott, Will & Emery
Skadden, Arps, Slate, Meagher &             28 State Street
Flom LLP                                    Boston, MA  02109-1775
1440 New York Avenue, N.W.
Washington, D.C. 20005


      National Grid USA, a Delaware corporation and a registered public utility holding company, and Eastern Utilities Associates, a registered public utility holding company organized under a Declaration of Trust in the Commonwealth of Massachusetts, hereby amend their Application/Declaration on Form U-1 in File No. 70-9537 as follows:


1.    By amending and restating the first paragraph in Item 1.A. as follows:

                  "This Form U-1 Application/Declaration
      ("Application/Declaration") seeks approvals relating to the proposed combination of National Grid USA, a Delaware corporation located at 25 Research Drive, Westborough, MA 01582 ("Grid USA"),1 Eastern Utilities Associates, organized under a Declaration of Trust and located at 750 West Center Street, West Bridgewater, MA 02379 ("EUA"), and Research Drive LLC ("LLC"), a Massachusetts limited liability company2 located 25 Research Drive, Westborough, MA 01582 (the "Merger"). Pursuant to the merger, LLC will merge with and into EUA, with EUA as the surviving entity, and, therefore, a wholly-owned subsidiary of Grid USA. EUA subsequently will be merged with and into Grid USA, with Grid USA as the surviving entity (together with the Merger, the "Transaction"). Subsequent to the Transaction, Grid USA will remain a registered holding company pursuant to the Public Utility Holding Company Act of 1935 (the "Act"). This Application/Declaration is filed by Grid USA on behalf of itself and its electric utility subsidiaries: Massachusetts Electric Company, located at 55 Bearfoot Road, Northboro, MA 01532 ("Mass. Electric"); Granite State Electric Company, located at 9 Lowell Road, Salem, NH 03079 ("Granite State"); The Narragansett Electric Company, located at 280 Melrose Place, Providence, RI 02901 ("Narragansett"); Nantucket Electric Company ("Nantucket"), New England Power Company ("NEP"), New England Hydro-Transmission Corporation ("N.H. Hydro"), New England Hydro-Transmission Electric Company ("Mass. Hydro"), all located at 25 Research Drive, Westborough, MA 01582; New England Electric Transmission Corporation, located at 4 Park Street, Concord, NH 03301 ("NEET"), and its non-utility subsidiaries: LLC, New England Power Service Company ("Service Company"), New England Energy Incorporated ("NEEI"), all located at 25 Research Drive, Westborough, MA 01582; by EUA on behalf of itself and its electric utility subsidiaries: Blackstone Valley Electric Company ("Blackstone"), Eastern Edison Company ("Eastern Edison"), Montaup Electric Company ("Montaup"), and Newport Electric Corporation ("Newport"), all located at 750 West Center Street, West Bridgewater, MA 02379; and by The National Grid Group plc ("NGG") on behalf of itself and the following subsidiaries: National Grid (US) Holdings Limited; National Grid (US) Investments; National Grid (Ireland) 1 Limited; National Grid (Ireland) 2 Limited; and National Grid General Partnership."


----------------------------
      1 Grid USA previously operated as the New England Electric System ("NEES"). On March 22, 2000, in conjunction with the acquisition of NEES by The National Grid Group plc, NEES was reorganized as a Delaware corporation and renamed National Grid USA.
      2 Grid USA owns ninety-nine percent of the voting securities of LLC and Wayfinder Group, Inc. (formerly NEES Global, Inc.) owns the remaining one percent. Wayfinder Group, Inc. is wholly-owned by Grid USA.


2.    By amending and restating the sixth paragraph in Item 1.A.1. as follows:

                  "Applicants also filed the requisite notification with the Federal Trade Commission ("FTC") and the Department of Justice ("DOJ") under the Hart-Scott- Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and received clearance under the HSR Act on April 30, 1999. Finally, as a result of the Merger, the consent of the Federal Communications Commission ("FCC") is required to transfer control over certain private business licenses held by EUA subsidiaries. These licenses authorize EUA subsidiaries to own and operate equipment for intra-company communication between dispatchers, repair personnel, and other employees. The Applicants have been notified that FCC consent to the transfer of such licenses has been granted."


3. By amending and restating the first paragraph in Item 1.B.1.a. as follows:

                  "Grid USA was organized on March 22, 2000, as a Delaware corporation. Prior to that date, Grid USA operated as the New England Electric System, a voluntary association created under the laws of the Commonwealth of Massachusetts ("NEES"). As described above, Grid USA became a wholly-owned, indirect subsidiary of NGG on March 22, 2000. NGG holds its interest in Grid USA through both foreign and domestic intermediate holding companies, which are used to avoid the loss of tax relief available under British law and to minimize taxes on the repatriation to the United Kingdom of profits from Grid USA's operations in the United States. These intermediate holding companies are as follows: two U.K. entities, National Grid (US) Holdings Limited and National Grid (US) Investments; two Luxembourg entities, National Grid (Ireland) 1 Limited and National Grid (Ireland) 2 Limited; and to domestic entities, National Grid General Partnership and NGG Holdings, Inc. A copy of Grid USA's Articles of Incorporation and bylaws are attached hereto at Exhibit A-1.A and A-1.B. Grid USA's principle executive office is located at 25 Research Drive, Westborough, Massachusetts 01582."


4. By amending and restating the seventh paragraph in Item 1.B.1.a. as follows:

                  "Nantucket provides electric delivery service to approximately 10,000 customers on Nantucket Island, which has a year-round population of approximately 6,000 and a seasonal tourist population that peaks at approximately 40,000 during the summer. Nantucket's service area covers the entire island. During 1999, 62 percent of Nantucket's revenues from the sale of electricity was derived from residential customers, 37 percent from commercial customers and 1 percent from others. At the end of 1999, Nantucket had total assets of $42.9 million, operating revenues of $16.1 million, and net income of $650,000. Nantucket is subject to the regulation of the FERC and the MDTE."


5.    By amending and restating the first paragraph in Item 3.A.1.b. as follows:

                  "Based on year-end 1999 figures, the Grid USA system following the acquisition of EUA's assets and operations will serve approximately 1.67 million retail electric customers in New England. The system's annual operating revenues will be approximately $3.18 billion (operating utility revenues of approximately $2.67 billion); and its total assets will be approximately $6.46 billion (utility assets of approximately $2.98 billion)."


6.    By amending and restating the third paragraph in Item 3.D. as follows:

                  "Upon consummation of the Transaction, EUA Service will be merged with Service Company, and Service Company will be the surviving service company for the Grid USA system. There will be no change in the method Service Company's method of allocating costs and no changes are contemplated to existing service agreements. The Service Company has just completed an audit by SEC Staff and has agreed to certain adjustments to its capital structure that will be included in a formal filing under the Act to be made during April. The Service Company does not believe that the cost of its services will significantly increase as a result of the Transaction."


7.    By amending and restating the second paragraph in Item 4. as follows:

                  "As discussed above, on September 29, 1999, the FERC conditionally approved the Transaction under Section 203 of the FPA.16 On October 27, 1999, the CDPUC also approved Transaction. On December 15, 1999, the VPSB gave its approval to the Merger. On
      February 24, 2000, the NRC approved the transfer of licenses associated with the Merger. On February 25, 2000, the RIDIV approved the Merger conditioned on final approval by the RIPUC of Applicants' rate plan. The applications for and orders granting these approvals are attached hereto as Exhibits D-1 to D-7.A. On March 14, 2000,
      Applicants received FCC consent to the transfer of licenses currently held by EUA subsidiaries. In addition, Applicants filed notification and report forms under the HSR Act with the DOJ and the FTC with respect to the Merger. On April 30, 1999, Applicants received clearance for the Merger under the HSR Act."

--------------------
      16 The FERC conditioned its approval on the Applicants' subsequent filing of a rate mechanism that would maintain the status quo in the New England Power Pool. That rate mechanism was made by the Applicants on October 29, 1999, and was accepted for filing by the FERC on December 2, 1999, thereby satisfying the conditions on which the FERC approved the Transaction.


       Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have caused this pre-effective Amendment No. 4 to the Application/Declaration in File No. 70-9537 to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL GRID USA
(formerly New England Electric System)


By:      /s/ Kirk L. Ramsauer                    Date:  April 12, 2000
      ------------------------------------              ----------------

Title:     Deputy General Counsel




NATIONAL GRID GROUP, PLC

By:      /s/  Clifford M. G. Carlton             Date:  April 12, 2000
      ------------------------------------              ----------------

Title:   Business Dev't Manager - Regulation




EASTERN UTILITIES ASSOCIATES*


By:       /s/ Clifford J. Hebert, Jr.             Date:  April   , 2000
      ------------------------------------               ----------------

Title:       Treasurer






*The name "Eastern Utilities Associates" is the designation of the Trustees of EUA for the time being in their collective capacity but not personally, under a Declaration of Trust dated April 2, 1928, as amended, a copy of which amended Declaration of Trust has been filed in the office of the Secretary of The Commonwealth of Massachusetts and elsewhere as required by law; and all persons dealing with EUA must look solely to the trust property for the enforcement of any claim against EUA, as neither the Trustees nor the officers or shareholders of EUA assume any personal liability for obligations entered into on behalf of EUA.